SECURITIES AND EXCHANGE COMMISSION

11015805

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USI Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Glastonbury Boulevard
(No. and Street)

Glastonbury (City) CT (State) 06033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Gritzer (860) 368-2913
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name -- *if individual, state last, first, middle name*)

180 Glastonbury Boulevard (Address) Glastonbury (City) CT (State) 06033 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Gritzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USI Securities, Inc., as of DECEMBER 31 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President , USI Securities Inc.
Title

Notary Public

MARYLYNN ROSENBERG
NOTARY PUBLIC
MY COMMISSION EXPIRES 12/31/2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. Bound separately
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USI Securities, Inc.

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Board of Directors
USI Securities, Inc.

We have audited the accompanying statements of financial condition of USI Securities, Inc. (the "Company"), a wholly-owned subsidiary of USI Consulting Group, Inc., as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USI Securities, Inc. as of December 31, 2010 and 2009, and its results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

Glastonbury, Connecticut
February 11, 2011

USI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
Current assets:		
Cash	$ 545,837	$ 611,939
Commissions receivable	176,091	165,657
Income tax benefit	66,160	16,720
Other current assets	3,207	2,402
Due from related party	405	1,041
	791,700	797,759
Property and equipment, at cost:		
Computer equipment and software	14,149	24,134
Furniture and fixtures	13,624	13,624
	27,773	37,758
Less accumulated depreciation	(25,017)	(33,441)
	2,756	4,317
Other assets:		
Deposits	35,000	35,000
	35,000	35,000
	$ 829,456	$ 837,076

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Current liabilities:		
Accrued expenses	$ 97,248	$ 171,984
Income tax payable	66,580	17,331
Due to Parent	142,830	124,673
	306,658	313,988
Commitment		
Stockholder's equity:		
Common stock, $1 par value; 100 shares authorized, 10 shares issued and outstanding	10	10
Additional paid-in capital	2,067,527	2,067,527
Accumulated deficit	(1,544,739)	(1,544,449)
	522,798	523,088
	$ 829,456	$ 837,076

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Revenue:		
Commission income	$ 8,561,329	$ 8,540,341
Fee income	49,698	117,944
Other income	3,878	-
Interest income	41	26
	8,614,946	8,658,311
Expenses:		
Management fees	7,315,959	7,349,486
Salaries	587,042	606,203
Commissions - independent representatives	258,010	167,565
Insurance	72,226	128,959
Rent	72,000	108,000
Information technology costs	46,200	44,098
Licenses and fees	45,554	47,683
Commissions	44,443	14,398
Professional fees	42,100	41,365
Payroll taxes	40,848	49,513
Software lease and other costs	32,300	34,732
Trading fees	17,649	20,293
Retirement plan - 401(k) match	17,440	20,782
Travel	8,615	6,181
Office supplies	2,736	4,862
Dues and subscriptions	2,500	3,040
Training/professional development	2,173	3,069
Meals and entertainment	1,787	938
Depreciation	1,561	2,969
Office expense	1,365	1,413
Miscellaneous	1,314	1,479
Telephone	1,029	1,063
Conferences and seminars	500	-
Claims and losses	-	205
Bank charges	76	124
	8,615,427	8,658,420
Loss before income taxes	(481)	(109)
Credit for income taxes	(191)	(44)
Net loss	$ (290)	$ (65)

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Equity
Balance, January 1, 2009	$ 10	$ 2,067,527	$ (1,544,384)	$ 523,153
Net loss	-	-	(65)	(65)
Balance, December 31, 2009	10	2,067,527	(1,544,449)	523,088
Net loss	-	-	**(290)**	**(290)**
Balance, December 31, 2010	**$ 10**	**$ 2,067,527**	**$ (1,544,739)**	**$ 522,798**

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Operating activities:		
Net loss	$ (290)	$ (65)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation	1,561	2,969
Changes in operating assets and liabilities:		
Commissions receivable	(10,434)	(83,925)
Income tax benefit	(49,440)	20,407
Other current assets	(805)	6,089
Due from related party	636	95
Accrued expenses	(74,736)	(67,678)
Income tax payable	49,249	16,676
Due to Parent	18,157	18,445
Net cash used in operating activities	(66,102)	(86,987)
Net decrease in cash	(66,102)	(86,987)
Cash, beginning of year	611,939	698,926
Cash, end of year	$ 545,837	$ 611,939
Supplemental cash flow disclosure:		
Noncash investing activity - disposal of equipment	$ 9,985	$ -

See Notes to Financial Statements.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Nature of operations:

USI Securities, Inc. (the "Company") is a Delaware corporation that is a wholly-owned subsidiary of USI Consulting Group, Inc. (the "Parent"). The Parent is a subsidiary of USI Holdings Corporation. USI Holdings Corporation is a wholly-owned subsidiary of Compass Acquisition Holdings Corp., a corporation controlled by GS Capital Partners, a private equity affiliate of Goldman, Sachs & Co.

The Company is a FINRA (Financial Industry Regulatory Authority, Inc.) member broker-dealer, Securities and Exchange Commission ("SEC") registered investment advisor and licensed insurance agency. The Company, through its registered representatives, offers and sells mutual funds, variable annuities and variable life insurance contracts, primarily in the qualified plans market throughout the United States. The Company also has a limited amount of "constructive receipt" arrangements with other broker-dealers whereby the Company receives override commissions derived from the sale of securities products to customers of other related entities. The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Commission income:

Commission revenue on mutual fund 12 b-1 trail fees are recorded on an accrual basis based on a percentage of the fund's net assets.

Commission revenue on sales of shares of mutual funds are recorded on a trade date basis. The related management fees are recorded in the same period as the commission revenue.

Commission revenue on variable annuities and variable life insurance contracts are recognized based on the policy effective date when the data necessary to reasonably determine such commission amounts and policy effective dates has been obtained by the Company. Typically, these types of commissions cannot be reasonably determined until the cash or related commission statement is received by the Company from the insurance carrier.

Override commissions are also recorded when the data necessary to reasonably determine such amount has been obtained, which is generally when the cash is received.

Note 2 - Summary of significant accounting policies (continued):

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2010 and 2009, there were no cash equivalents.

Allowance for doubtful accounts:

Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of each account. At December 31, 2010 and 2009, management of the Company determined an allowance for doubtful accounts was not necessary.

Net capital requirements:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions, and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

Reserve requirements:

The Company is exempt from the requirements relating to cash reserves and possession or control of customers securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

Property and equipment - depreciation:

The Company capitalizes all expenditures for property and equipment in excess of $500. Depreciation of property and equipment is recorded on the straight-line basis over the estimated useful lives of the assets. Estimated lives are as follows:

Asset	Estimated Lives
Computer equipment and software	3 - 5 years
Furniture and fixtures	7 years

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations for the period.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassification:

Certain prior year financial information has been reclassified to conform to the current year presentation.

Note 2 - Summary of significant accounting policies (concluded):

Income taxes:

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at December 31, 2010. The Company's U.S. Federal and state income tax returns prior to fiscal year 2007 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the balance sheets.

Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through February 11, 2011, which is the date the financial statements were available to be issued.

Note 3 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010 and 2009, the Company had net capital of $450,270 and $477,549, respectively, which is $429,870 and $456,616, respectively, in excess of its required net capital of $20,400 and $20,933, respectively. The Company's net capital ratio is to .68 to 1 and .66 to 1 at December 31, 2010 and 2009, respectively.

Note 4 - Liabilities subordinated to claims of general creditors:

There are no borrowings under subordination agreements at December 31, 2010 and 2009.

Note 5 - Related party transactions:

The Company rents space from the Parent in the offices of the Parent. The rent also includes utilities, the use of a computer and other office equipment. In 2010 and 2009, the Company paid rent of $72,000 and $108,000, respectively, to the Parent. Rent is paid monthly. In 2010 and 2009, the Parent also provided accounting services, and USI Holdings Corporation provided insurance coverage and information technology services, to the Company for $11,231 and $15,117 per month, respectively. Total rent, insurance and other services fees were $206,777 and $289,400 for 2010 and 2009, respectively. As of December 31, 2010 and 2009, due to Parent balances result from these transactions and accrued management fees.

The Company's revenues (other than interest income) are mainly derived from sales to customers of entities under common ownership with the Parent.

Note 5 - Related party transactions (concluded):

The Company receives commissions from mutual fund and insurance companies and pays approximately 90% of these commissions to the Parent in the form of management fees.

Management fees totaled $7,315,959 and $7,349,486 for the years ended December 31, 2010 and 2009, respectively.

Note 6 - Operating leases:

The Company has a service bureau agreement classified for financial statement purposes as a software lease. The lease terms require a monthly fee of $2,650 and expires in February 2011.

Total software lease expense for 2010 and 2009 was $31,800 and $33,902, respectively. At December 31, 2010, aggregate future minimum lease payments due are $5,300.

Note 7 - Retirement plan:

The Company has a 401(k) retirement plan (the "Plan") matching 75% of employee contributions up to 4% of an employee's salary, subject to the provisions of the Employee Retirement Income Security Act of 1974. Eligibility for the Plan is based on attaining the age of 21 and completing 30 days of service with the Company. The Company's contributions to the Plan for 2010 and 2009 was $17,440 and $20,782, respectively.

Note 8 - Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and commissions receivable. The Company maintains its cash with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2010, the Company has no uninsured cash balances.

Note 9 - Income taxes:

The Company is included in a consolidated tax return with USI Holdings Corporation and records its share of the consolidated tax expense or credit on a separate return basis. As of and for the year ended December 31, 2010, an income tax credit of $191 was included in the statement of operations due to a net loss and $66,160 is recorded as a income tax benefit on the Company's statement of financial condition. As of and for the year ended December 31, 2009, an income tax credit of $44 was included in the statement of operations due to a net loss and $16,720 is recorded as an income tax benefit on the Company's statement of financial condition.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
USI Securities, Inc.

We have audited the accompanying financial statements of USI Securities, Inc. as of and for the years ended December 31, 2010 and 2009, and have issued our report thereon dated February 11, 2011. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Glastonbury, Connecticut
February 11, 2011

USI SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010 AND 2009

	2010	2009
Net capital:		
Total stockholder's equity	$ 522,798	$ 523,088
Nonallowable assets:		
Property and equipment, net	2,756	4,317
Other current assets	3,207	23,461
Due from related party	405	1,041
Income tax benefit - Parent	66,160	16,720
Total nonallowable assets	72,528	45,539
Total equity qualified for net capital	$ 450,270	$ 477,549
Total liabilities per financial statements	$ 306,658	$ 313,988
Less deferred income tax payable	655	-
Aggregate indebtedness	$ 306,003	$ 313,988
Computation of basic net capital requirement:		
Minimum net capital required for broker ($5,000 or 6-2/3% of aggregate indebtedness)	$ 20,400	$ 20,933
Excess net capital	$ 429,870	$ 456,616
Excess net capital at 1,000%	$ 419,670	$ 446,150
Ratio: Aggregate indebtedness to net capital	.68 to 1	.66 to 1
Reconciliation with the Company's computation of net capital included in Part II of Form X-17a-5 as of December 31, 2010 and 2009		
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS reports	$ 450,270	$ 477,549
Audit adjustments	-	-
Net capital per above	$ 450,270	$ 477,549

See Report of Independent Public Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors
USI Securities, Inc.

In planning and performing our audit of the financial statements of USI Securities, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Glastonbury, Connecticut
February 11, 2011

USI Securities, Inc.

Report on Financial Statements
(With Supplementary Information)

Years Ended December 31, 2010 and 2009

USI Securities, Inc.

Member FINRA/SIPC

95 Glastonbury Boulevard, Suite 102
Glastonbury, CT 06033
Phone: 860.652.3239
Fax: 860.368.2110

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2011
WASH, D.C.
211

Thursday, February 17, 2011

To: Federal and SRO Regulator

From: Lawrence F. McIntosh, Chief Compliance Officer

RE: Annual Report

Attached you will find USI Securities, Inc.'s annual audited financial report prepared by our independent public accountant, J.H. Cohn LLP. We have also attached to this audit report an additional report of our independent public accountants' on applying agreed-upon procedures related to USI Securities, Inc. SIPC Assessment Reconciliation required by SEC Rule 17a-5(e)(4).

The firm is a dual registrant and we have compiled with our home state's books and records requirements. As a federally registered investment adviser and we do not retain custody over client's assets. In addition, we do not accept the prepayment of advisory fees of more $1200.00 per client more than six months in advance.

If you have any questions, please feel free to call me at the using the above listed contact information.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS' ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
USI Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of USI Securities, Inc. (the "Company") for the year ended December 31, 2010, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per the general ledger entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting a two dollar difference in the total revenue;
3. Compared any adjustments reported in Form SIPC-7 with an excel schedule provided by the Company and supporting line items on the FOCUS reports noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the excel schedule provided by the Company supporting the adjustments noting no differences; and
5. Compared the amount shown on line 2C ("less prior overpayment applied") on page 1 of Form SIPC-7 to the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and other state regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Glastonbury, Connecticut
February 15, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050429 FINRA DEC
USI SECURITIES INC 12*12
95 GLASTONBURY BLVD STE 102
GLASTONBURY CT 06033-4456

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

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2. A.	General Assessment (item 2e from page 2)	$ 207.00
B.	Less payment made with SIPC-6 filed (exclude interest) 7/15/2010 Date Paid	(150.00)
C.	Less prior overpayment applied	(—)
D.	Assessment balance due or (overpayment)	57.00
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 57.00
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 57.00
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

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The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

USI Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 19th day of January, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,614,948.00
2b. Additions.	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	- 0 -
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,472,423.00
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	7,188.00
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	52,362.00
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	4.00
Total deductions	8,531,977.00
2d. SIPC Net Operating Revenues	$ 82,971.00
2e. General Assessment @ .0025	$ 207.00

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